UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

   Amendment no. 1
Aeterna Zentaris Inc.
(Name of Issuer)
Common Shares, Voting and participating
(Title of Class of Securities)
007975
(CUSIP Number)
June  7, 2010
(Title of Class of Securities)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [   ]           Rule 13d-1(b)

             [X]           Rule 13d-1(c)

             [   ]           Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007975	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fonds de solidarite des travailleurs du Quebec (F.T.Q.) (hereinafter referred to as Fonds)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) N/A
(b) N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Montreal (Quebec) CANADA

	5	SOLE VOTING POWER

NUMBER OF		1,961,569 Common Shares, voting and participating.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,961,569 Common Shares, voting and participating.

WITH:	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,961,569 Common Shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.64%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV

CUSIP No.	007975	13G	Page	3	of	5

ITEM 1
(a)	Name of Issuer: Aeterna Zentaris Inc.

(b)	Address of Issuer's Principal Executive offices: 1405, du Parc Technologique Blvd. Quebec (Quebec) CANADA G1P 4P5
ITEM 2
(a)	Name of the person filing: Fonds de solidarite des travailleurs du Quebec (F.T.Q.) ("Fonds")

(b)	Address of Principal Business Office: 545, Cremazie Blvd. East, # 200 Montreal (Quebec) CANADA H2M 2W4

(c)	Citizenship: Fonds is a stock company and a labour-sponsored development capital investment fund established by an Act of the Legislature of the Province of Quebec, Canada. The majority of its directors are appointed by the Federation des travailleurs du Quebec (Quebec Federation of Labour).

(d)	Title of Class of Securities: Common Share

(e)	CUSIP Number: 007975
ITEM 3
Classification of person filing: N/A
ITEM 4
(a)	Amount beneficially owned : 1,961,569 Common Shares.

(b)	Percent of class : 2.64%

CUSIP No.	007975	13G	Page	4	of	5

(c)	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote : 1,961,569 Common Shares.

ii.	Shared power to vote or to direct the vote : N/A

iii.	Sole power to dispose or to direct the disposition of :1,961,569 Common Shares.

iv.	Shared power to dispose or to direct the disposition of : N/A
ITEM 5
Ownership of 5% or less of a Class:  YES
ITEM 6
Ownership of more than 5% on behalf of another person: N/A
ITEM 7
Identification and classification of the subsidiary acquiring securities: N/A
ITEM 8
Identification and Classification of Members of the Group: N/A
ITEM 9
Notification of dissolution of Group: N/A
ITEM 10
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	007975	13G	Page	5	of	5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June __16_, 2010

Fonds de Solidarite FTQ

          /s/ Philippe Bonin

By: _______________________
 Philippe Bonin, Corporate Affairs Director
and Assistant Corporate Secretary